Navios Maritime Holdings Inc. Reports Financial Results for the
Fourth Quarter and Year Ended December 31, 2008
•	Declares Quarterly Dividend of $0.06 per Share for Q4 2008

•	Reports Adjusted EBITDA of $33.0 Million and $150.0 Million for the Quarter and Year Ended 2008

•	Updates Charter-Out Coverage to 85.5% for 2009, 65.0% for 2010, 52.1% for 2011, 44.7% for 2012

•	Solidifies Balance Sheet by Raising Debt Financing of $353.5 million

•	Financing For All Newbuildings

•	Maintains AA+ Insurance on Long-Term Charters and COAs
PIRAEUS, GREECE, February 18, 2009 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2008.
“2008 was a challenging year, virtually without precedent in terms of the magnitude and ferocity of deceleration in economic activity. The world is coming to grips with the economic fallout of the credit crises, and governments are focusing on providing catalysts for restarting the global economic engine. We reacted to the many challenges by reducing our capital commitments and shoring up our balance sheet. As a result, we can finance the acquisition of all new buildings from our balance sheet. In addition, our conservative management philosophy, which includes obtaining AA+ insurance on our long-term charters and COAs, allows us to continue returning capital to our stockholders through dividend and share buy back programs.” stated Angeliki Frangou Chairman and CEO of Navios Holdings.
Ms. Frangou continued, “We expect that 2009 will have economic and other challenges, but we continue to witness data that allows measured optimism for our industry.”
YEAR 2008 HIGHLIGHTS — RECENT DEVELOPMENTS
Financing:
Navios Holdings obtained $353.5 million in debt financing with favorable terms in difficult credit conditions. This demonstrates favorable positioning with lenders due to a conservative business posture.
Financing includes:
•	10-year term financing for $120.0 million, secured at 60% of original vessel values and interest at Libor plus 190 bps to partially finance the acquisition of two Capesize newbuildings;

•	3-year term convertible debt for $33.5 million with a coupon of 2% and a conversion price of $11.00 per share to partially finance the acquisition of Navios Vega; and

•	2-year revolver for $200.0 million in total, with interest at Libor plus 275bps to be used for general corporate purposes.
Cancellation of 12 Unfixed Newbuildings:
In November 2008, Navios Holdings cancelled three Capesize vessels scheduled for delivery to Navios Holdings’ owned fleet in Q4 2009 and Q1 2010. These vessels had not been chartered-out. The cancellation result in capital expenditure savings of $265.0 million. Installments already paid to the shipyard were applied towards payments on three other Capesize vessels under construction with the same shipyard in South Korea. The cancellation fee was $1.5 million in total.
In October 2008, Navios Holdings cancelled six Kamsarmax vessels scheduled for delivery in 2010 and 2011 to its long-term charter-in fleet. In November 2008, Navios Holdings also cancelled three Handysize vessels scheduled for delivery to its long-term charter-in fleet in 2010 and 2011. These vessels had not been chartered out. The cancellation will result in annual savings of $61.0 million. There was no fee for these cancellations.
Liquidity:
Navios Holdings maintains a strong liquidity position with a cash balance (including restricted cash) of $151.5 million at December 31, 2008 and a net debt to book capitalization of 43.2%. Of the $853.9 million of aggregate cost for all newbuildings, $344.7 million in equity has been paid to-date. $440.5 million of financing is in place and the remaining funding for the newbuildings would be $68.7 million, of which $65.0 million is expected to be financed by debt.
Dividend Policy:
On February 13, 2009, the Board of Directors declared a quarterly cash dividend with respect to the fourth quarter of 2008 of $0.06 per share of common stock. This dividend is payable on April 3, 2009, to stockholders of record as of March 16, 2009. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, restrictions by credit agreements and market conditions.

Share Repurchase Program:
In October 2008, Navios Holdings completed a $50.0 million share repurchase program of Navios Holdings’ common stock which was initially approved by the Board of Directors on February 14, 2008. A total of 6,959,290 shares were repurchased under this program.
In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. As of December 31, 2008, 575,580 shares had been repurchased.
Warrant Exercises:
During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock following the exercise of warrants. The exercise of these warrants generated $6.8 million of cash proceeds. On December 9, 2008, 6,451,337 warrants expired in accordance with their terms. As of December 31, 2008, Navios Holdings had 100,515,305 shares of common stock outstanding.
Acquisition of Vessels:
On February 18, 2009, Navios Holdings took delivery of Navios Vega, a 2009 built, 58,792 dwt Ultra Handymax vessel. The total acquisition price of the vessel amounted to approximately $73.5 million. The vessel commenced a two-year time charter at a net daily rate of $12,350. The acquisition of the vessel was financed by the Navios Holdings’ existing cash and by issuing the $33.5 million convertible bond.
On October 12, 2008, Navios Holdings took delivery of Navios Ulysses, a 2007 built, 55,728 dwt Ultra Handymax vessel built in Japan. The total acquisition price of the vessel amounted to $79.1 million. The vessel commenced a five-year time charter at a net daily rate of $31,281.
Update on Navios Maritime Acquisition Corporation (Navios Acquisition):
The initial public offering of Navios Maritime Acquisition Corporation (“Navios Acquisition”) closed on July 1, 2008. The offering raised gross proceeds of $253.0 million. The units, common stock and warrants trade on the NYSE under the symbols NNA.U, NNA, and NNA WS, respectively. Navios Holdings has a 19% ownership position in Navios Acquisition. In addition, Navios Holdings has purchased 7.6 million warrants for $1.00 per warrant.
Update on Navios Maritime Partners L.P. (Navios Partners):
On July 1, 2008, Navios Holdings sold the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, to Navios Maritime Partners L.P. (“Navios Partners”) for approximately $79.9 million, consisting of $35.0 million cash and 3,131,415 common units of Navios Partners. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately prior to the closing date. Following the sale of Navios Aurora I, Navios Holdings owns a 51.6% equity interest in Navios Partners which includes a 2% general partner interest.
Following the sale of the Navios Aurora I, Navios Partners currently operates nine dry bulk carriers. Dividends received by Navios Holdings with respect to 2008 were $14.4 million.
Update on Navios South American Logistics:
Navios South American Logistics Inc. (“Navios Logistics”) completed its acquisition program of six push boats, 108 dry barges and three oilbarges. Navios Logistics also took delivery of Estefania H on July 25, 2008, a 12,000 dwt product tanker, built in 2008 which was employed as of August 2, 2008 in the Argentinean cabotage business. Navios Logistics’ EBITDA for 2008 was $27.0 million. This represents a $22.3 million increase over 2007, as the prior year only included the terminal operations.
Navios Logistics expects a new 80,000 metric ton silo to be fully operational by April 2009, in time for the new crop season. The construction of this silo was fully funded from Navios Logistics’ balance sheet.
Financial Results
Throughout this press release, “Adjusted EBITDA” for the fourth quarter and year ended December 31, 2008 is defined as EBITDA, excluding: (i) gain on sale of assets and subsidiary, (ii) unrealized losses from marked-to-market valuations of sponsor warrants acquired as part of the initial public offering of Navios Maritime Acquisition Corporation, (iii) swap losses, (iv) write off of doubtful receivables relating to FFA trading and (v) a cancellation fee of $1.5 million.
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of income for the three month periods ended December 31, 2008 and 2007 and consolidated statement of income for the years ended December 31, 2008 and 2007. The 2008 and 2007 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.

Fourth Quarter 2008 Results (in thousands of US Dollars):

	Three	Three
	Months	Months
	ended	ended
	December 31,	December 31,
	2008	2007
Revenue	$213,295	$308,530
EBITDA	$24,350	$214,756
Adjusted EBITDA (*)	$32,953	$47,245
Adjusted Net income (**)	$3,040	$29,005
Adjusted EPS (**)	$0.03	$0.26

(*)	Adjusted EBITDA for the fourth quarter of 2008 excludes: (i) $3.7 million relating to the accounting treatment of unrealized losses on sponsor warrants acquired as part of the initial public offering of Navios Acquisition, (ii) $0.8 million of swap losses, (iii) $2.6 million of write off of doubtful accounts relating to FFA trading and (iv) a $1.5 million cancellation fee.

Adjusted EBITDA for the fourth quarter of 2007 excludes a $167.5 million gain from sale of assets to Navios Partners.

(**)	Adjusted Net income and Adjusted EPS for the fourth quarter of 2008 exclude: (i) $3.7 million relating to the accounting treatment of unrealized losses on sponsor warrants acquired as part of the initial public offering of Navios Acquisition, (ii) $0.8 million of swap losses, (iii) $2.6 million of write off of doubtful accounts relating to FFA trading and (iv) a $1.5 million cancellation fee.

Adjusted Net income for the fourth quarter of 2007 excludes a $167.5 million gain from sale of assets to Navios Partners.
Revenue from vessel operations for the three months ended December 31, 2008 was $186.0 million as compared to $306.6 million for the same period during 2007. The decrease in revenue is mainly attributable to the decrease in Time Charter Equivalent (“TCE”) per day and the decrease in the available days of the fleet in 2008 as compared to 2007. This decrease is mainly attributable to the decrease in short term fleet available days by 1,060 days and due to the sale of seven vessels to Navios Partners in November 2007. The achieved TCE rate per day, excluding FFAs, decreased 15.1% to $36,088 per day in the fourth quarter of 2008 from $42,447 per day in the same period of 2007. The available days for the fleet decreased by 19.4% to 4,910 in the fourth quarter of 2008 from 6,094 days in the same period of 2007.
Revenue from the logistics business was approximately $27.2 million for the three months ended December 31, 2008 as compared to $1.9 million during the same period of 2007. This is due to the acquisition of Horamar Group in January 2008.
EBITDA for the fourth quarter of 2008 and 2007 was $24.4 million and $214.8 million, respectively. Adjusted EBITDA for the fourth quarter of 2008 and 2007 was $33.0 million and $47.2 million, respectively. Adjusted EBITDA for the fourth quarter of 2008 reflects EBITDA adjusted for (i) $3.7 million of the unrealized losses on warrants acquired as part of the initial public offering of Navios Acquisition, (ii) $0.8 million of swap losses, (iii) $2.6 million of write off of doubtful accounts relating to FFA trading and (iv) a $1.5 million cancellation fee. Adjusted EBITDA for the fourth quarter of 2007 reflects EBITDA excluding a $167.5 million gain from sale of assets of Navios Holdings to Navios Partners. The decrease in Adjusted EBITDA of $14.2 million was primarily due to a decrease in revenue by $95.2 million from $308.5 million in the fourth quarter of 2007 to $213.3 million for the same period in 2008, a decrease in gain from FFA trading by $6.4 million from $6.1 million for the fourth quarter of 2007 to $0.3 million loss for the same period in 2008, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $0.6 million from $6.5 million in the fourth quarter of 2007 to $7.1 million for the same period in 2008, an increase in general and administrative expenses by $2.3 million from $8.3 million in the fourth quarter of 2007 to $10.6 million for the same period in 2008 (excluding $0.5 million and $0.6 million share-based compensation for the fourth quarter of 2008 and 2007, respectively) and a net decrease of $0.7 million in all other categories. This overall unfavorable variance of $105.2 million was mitigated mainly by a decrease in time charter, voyage and logistic business expenses by $85.3 million from $253.0 million in the fourth quarter of 2007 to $167.8 million in the same period in 2008, an increase in equity in net earnings from affiliated companies by $4.7 million and a decrease in minority interest by $1.0 million.
EBITDA from the logistics business was $4.7 million for the three months ended December 31, 2008 as compared to $0.1 million during the same period in 2007. This is due to the acquisition of Horamar group in January 2008.
Net income for each of the fourth quarters ended December 31, 2008 and 2007 was adjusted by the same one-off items which affected the Adjusted EBITDA for the respective periods. Ignoring the effect of these one-off items, adjusted net income for the fourth quarter of 2008 and 2007 was $3.0 and $29.0 million, respectively. The decrease of adjusted net income by $26.0 million was mainly affected by a $14.2 million decrease in Adjusted EBITDA, a $5.4 million increase in depreciation and amortization expense mainly due to the purchase price allocation from the acquisition of Horamar, a $4.5 million decrease in interest income, a $1.1 million increase in income taxes and a $0.8 million increase in interest expense.

Year ended December 31, 2008 Results (in thousands of US Dollars):

	Year ended	Year ended
	December 31,	December 31,
	2008	2007
Revenue	$1,246,062	$758,420
EBITDA	$165,477	$349,875
Adjusted EBITDA (*)	$150,017	$182,364
Adjusted Net income (**)	$45,817	$103,490
Adjusted EPS (**)	$0.44	$1.04

(*)	Adjusted EBITDA for the year ended December 31, 2008 excludes: (i) $27.8 million gain on sale of assets and subsidiary (ii) $5.3 million relating to the accounting treatment of unrealized losses on sponsor warrants acquired as part of the initial public offering of Navios Acquisition, (iii) $2.9 million of swap losses, (iv) $2.6 million of write off of doubtful accounts relating to FFA trading and (v) a $1.5 million cancellation fee.

Adjusted EBITDA for the year ended December 31, 2007 excludes a $167.5 million gain from sale of assets to Navios Partners.

(**)	Adjusted Net income and Adjusted EPS for the year ended December 31, 2008 exclude: (i) the effect of a $57.2 million write-off of deferred Belgian taxes and (ii) all one-off items affecting Adjusted EBITDA.

Adjusted Net income and Adjusted EPS for the year ended December 31, 2007 exclude a $167.5 million gain from sale of assets to Navios Partners.
Revenue from vessel operations for the year ended December 31, 2008 was $1,138.3 million as compared to $748.7 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2008 as compared to 2007. This increase is mainly attributable to the increase in short term fleet available days by 4,248 days which is mitigated by a decrease of 650 days of owned and long term fleet available days mainly due to the sale of vessels to Navios Partners. The achieved TCE rate per day, excluding FFAs, increased 47.7% from $30,843 per day for the year ended December 31, 2007 to $45,566 per day in the same period of 2008. The available days for the fleet increased by 18.7% to 22,817 days for the year ended December 31, 2008 from 19,219 days in the same period of 2007.
Revenue from the logistics business was approximately $107.8 million for the year ended December 31, 2008 as compared to $9.7 million during the same period of 2007. This is due to the acquisition of Horamar group in January 2008.
EBITDA for the year ended December 31, 2008 and 2007 was $165.5 million and $349.9 million, respectively. Adjusted EBITDA for the year ended December 31, 2008 and 2007 was $150.0 million and $182.4 million, respectively. Adjusted EBITDA reflects EBITDA adjusted for (i) $27.8 million gain on sale of assets and subsidiary, (ii) $5.3 million of the unrealized losses on warrants acquired as part of the initial public offering of Navios Acquisition, (iii) $2.9 million of swap losses, (iv) $2.6 million of write off of doubtful accounts relating to FFA trading and (v) a $1.5 million cancellation fee. Adjusted EBITDA for the year ended December 31, 2007 reflects EBITDA excluding a $167.5 million gain from sale of assets of Navios Holdings to Navios Partners. The decrease in Adjusted EBITDA of $32.4 million was primarily due to a decrease in gain from FFAS trading by $10.2 million from $26.4 million in the year ended December 31, 2007 to $16.2 million in the same period in 2008, an increase in time charter, voyage and logistic business expenses by $508.1 million from $558.1 million in the year ended December 31, 2007 to $1,066.2 million in the same period in 2008, an increase in general and administrative expenses by $15.3 million from $22.0 million in the year ended December 31, 2007 to $37.3 million for the same period in 2008 (excluding $2.7 million and $0.6 million share-based compensation for the year ended December 31, 2008 and 2007, respectively), a $1.3 million decrease in interest income from finance leases, a $1.7 million decrease due to minority interest and a $0.4 million increase in net other expenses. This overall unfavorable variance of $537.0 million was mitigated by a $487.6 million increase in revenue, a $15.5 million increase in equity in net earnings from affiliated companies and a $1.5 million decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs).
EBITDA from the logistics business was $25.8 million for the year ended December 31, 2008 as compared to $4.7 million during the same period in 2007. This is due to the acquisition of Horamar group in January 2008.
Net income for each of the years ended December 31, 2008 and 2007 was adjusted by the same one-off items which affected the Adjusted EBITDA for the respective periods. In addition, net income for the year ended December 31, 2008 was affected by a $57.2 million write-off of deferred Belgian taxes. Ignoring the effect of these one-off items, adjusted net income for the year ended December 31, 2008 and 2007 was $45.8 million and $103.5 million, respectively. The decrease in adjusted net income by $57.7 million was mainly affected by a $32.4 million decrease in Adjusted EBITDA, a $25.2 million increase in depreciation and amortization expense mainly due to the purchase price allocation from the acquisition of Horamar, a $3.1 million decrease in interest income, a $0.2 million increase in amortization of deferred dry dock and special survey costs and a $2.1 million increase in share-based compensation expense. This unfavorable variance was mitigated by a $3.3 million decrease in income taxes and a $2.0 million decrease in interest expenses.
Time Charter Coverage:
Navios Holdings has extended its long-term fleet employment by entering into agreements to charter out vessels for periods ranging from one to ten years. As of February 18, 2008, Navios Holdings has contracted 85.5%, 65.0%, 52.1% and 44.7% of its available days on a charter-out basis for 2009, 2010, 2011 and 2012, respectively, equivalent to $237.5 million, $269.8 million, $235.4 million and $207.6 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $27,624, $33,894, $36,052 and $36,407 for 2009, 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2009 is $9,953.
The above figures do not include vessels servicing the COA business.

Purchase Options:
Navios Holdings has options to acquire four of the 17 chartered-in vessels currently in operation within the next two years (two Ultra-Handymaxes, one Panamax and one Capesize) and eight of the 11 long-term chartered-in vessels on order (on two of the 12 purchase options Navios Holdings holds a 50% initial purchase option).
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the fourth quarter and year ended December 31, 2008 and 2007.

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
Available Days (1)	4,910	6,094	22,817	19,219
Operating Days (2)	4,894	6,082	22,745	19,198
Fleet Utilization (3)	99.7%	99.8%	99.7%	99.9%
Time Charter Equivalent including FFAs (4)	$35,995	$43,444	$46,278	$32,216
Time Charter Equivalent excluding FFAs (4)	$36,088	$42,447	$45,566	$30,843

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.
Fleet Profile:
Navios Holdings controls a fleet of 53 vessels totaling 5.1 million dwt, of which 25 are owned and 28 are chartered-in under long term charters. Navios Holdings currently operates 35 vessels totaling 2.7 million dwt and has 18 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.7 years.
Exhibit 2 displays the “Core Fleet” profile of Navios Holdings.
Conference Call:
As already announced, tomorrow, Thursday, February 19, 2009 at 8:00 am EDT, Navios Holdings’ members of senior management will host a conference call to provide highlights and commentary on the fourth quarter and year end 2008.
A supplemental slide presentation will be available on the Navios Holdings website at http://www.navios.com under the “Investors” section at 7:00 am EDT on the day of the call. The conference call details are as follows:
Call Date/Time: Thursday, February 19, 2009; 8:00 am EST
Call Title: Navios Maritime Holdings Inc. Q4 and Year End 2008 Financial Results Conference Call
US Dial In: +1.800.860.2442
International Dial In: +1.412.858.4600
The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
US Replay Dial In: +1.877.344.7529
International Replay Dial In: +1.412.317.0088
Replay Passcode: 425010#

This call will be simultaneously Webcast at the following Web address:
http://webcast.streamlogics.com/audience/index.asp?eventid=60386293 . The Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics, Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 240 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website: www.navios-mlp.com
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT 1
NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	December 31,	December 31,
	2008	2007
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$133,624	$427,567
Restricted cash	17,858	83,697
Accounts receivable, net	109,780	104,968
Short term derivative asset	214,156	184,038
Short term backlog asset	44	2,454
Due from affiliate companies	1,677	4,458
Prepaid expenses and other current assets	28,270	41,063

Total current assets	505,409	848,245

Deposit for vessels acquisitions	404,096	208,254
Vessels, port terminal and other fixed assets, net	737,094	425,591
Long term derivative assets	36,697	90
Deferred financing costs, net	13,449	13,017
Deferred dry dock and special survey costs, net	4,873	3,153
Investments in leased assets	18,998	58,756
Investments in affiliates	5,605	1,079
Investments in available for sale securities	22,358	—
Other long term assets	9,535	—
Long term backlog asset	33,716	44
Trade name	89,953	83,393
Port terminal operating rights	31,310	29,179
Favorable lease terms	192,899	229,393
Goodwill	145,282	70,810

Total non-current assets	1,745,865	1,122,759

Total assets	$2,251,274	$1,971,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$72,520	$106,665
Accrued expenses	34,468	37,926
Deferred income	11,319	31,056
Short term derivative liability	128,952	256,961
Deferred tax liability	—	3,663
Current portion of long term debt	15,177	14,220

Total current liabilities	262,436	450,491

Senior notes, net of discount	298,344	298,149
Long term debt, net of current portion	574,194	301,680
Unfavorable lease terms	76,684	96,217
Long term liabilities and deferred income	47,827	638
Deferred tax liability	26,573	53,807
Long term derivative liability	23,691	818

Total non-current liabilities	1,047,313	751,309

Total liabilities	1,309,749	1,201,800

Minority interest	126,609	—
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares.
None issued	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,515,305 and 106,412,429 as of December 31, 2008 and 2007, respectively	10	11
Additional paid-in capital	494,719	536,306
Accumulated other comprehensive loss	(22,578)	(19,939)
Retained earnings	342,765	252,826

Total stockholders’ equity	814,916	769,204

Total liabilities and stockholders’ equity	$2,251,274	$1,971,004

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars — except per share data)

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
	(Unaudited)
Revenue	$1,246,062	$758,420
Gain (loss) on forward freight agreements	16,244	26,379
Time charter, voyage and logistic business expenses	(1,066,239)	(558,080)
Direct vessel expenses	(26,621)	(27,892)
General and administrative expenses	(40,001)	(22,551)
Depreciation and amortization	(57,062)	(31,900)
Provision for losses on accounts receivable	(2,668)	—
Interest income from investments in finance lease	2,185	3,507
Interest income	7,753	10,819
Interest expense and finance cost, net	(49,128)	(51,089)
Gain on sale of assets/partial sale of subsidiary	27,817	167,511
Other income	948	445
Other expense	(12,584)	(2,046)

Income before equity in net earnings of affiliated companies and joint venture	46,706	273,523
Equity in net earnings of affiliated companies and joint venture	17,431	1,929

Income before taxes and minority interest	$64,137	$275,452
Income taxes	56,113	(4,451)

Net income before minority interest	$120,250	$271,001
Minority interest	(1,723)	—

Net income	$118,527	$271,001

Less:
Incremental fair value of securities offered to induce warrants exercise	—	(4,195)

Income available to common shareholders	$118,527	$266,806

Earnings per share, basic	$1.14	$2.87

Weighted average number of shares, basic	104,345,619	92,820,943

Earnings per share, diluted	$1.10	$2.68

Weighted average number of shares, diluted	107,347,284	99,429,533

	Three Months Ended	Three Months Ended
	December 31,	December 31,
	2008	2007
	(Unaudited)	(Unaudited)
Revenue	$213,295	$308,530
Gain (loss) on forward freight agreements	(279)	6,080
Time charter, voyage and logistic business expenses	(167,800)	(253,042)
Direct vessel expenses	(7,635)	(6,920)
General and administrative expenses	(11,073)	(8,866)
Depreciation and amortization	(14,979)	(9,587)
Provision for losses on accounts receivable	(2,668)	—
Interest income from investments in finance lease	320	915
Interest income	653	5,089
Interest expense and finance cost, net	(13,088)	(12,307)
Gain on sale of assets/partial sale of subsidiary	129	167,511
Other income	625	96
Other expense	(7,681)	(921)
Income (loss) before equity in net earnings of affiliated companies and joint venture	(10,181)	196,578
Equity in net earnings of affiliated companies and joint venture	5,144	411
Income (loss) before taxes and minority interest	$(5,037)	$196,989
Income taxes	(1,527)	(473)
Net income before minority interest	$(6,564)	$196,516
Minority interest	1,001	—
Net income (loss)	$(5,563)	$196,516
Less:
Incremental fair value of securities offered to induce warrants exercise	—	—
Income (loss) available to common shareholders	$(5,563)	$196,516
Earnings per share, basic	$(0.06)	$1.88
Weighted average number of shares, basic	100,693,860	104,352,788
Earnings per share, diluted	$(0.06)	$1.78
Weighted average number of shares, diluted	100,859,516	110,142,819

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
	(Unaudited)
OPERATING ACTIVITIES:

Net income	$118,527	$271,001

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,062	31,900

Amortization and write-off of deferred financing cost	2,077	1,856
Amortization of deferred dry dock costs	1,933	1,687
Provision for losses on accounts receivable	2,668	—
Unrealized (gain)/loss on FFA derivatives	8,220	(12,232)
Unrealized loss on warrants	5,282	—
Unrealized loss on interest rate swaps	1,874	1,279
Share based compensation	2,694	566
Gains on sale of assets	(27,817)	(167,511)
Deferred taxes	(56,113)	4,451

Earnings in affiliates and joint ventures, net of dividends received	(4,517)	(1,251)
Minority interest	1,723	—
Changes in operating assets and liabilities:
Decrease (increase) in restricted cash	65,839	(67,473)
Decrease (increase) in accounts receivable	2,473	(76,016)

Decrease (increase) in prepaid expenses and other current assets	16,704	(29,811)
Decrease (increase) in due from affiliates	2,781	(4,455)
(Decrease) increase in accounts payable	(42,154)	59,946
(Decrease) increase in accrued expenses	(10,584)	20,088
(Decrease) increase in deferred voyage revenue	(19,737)	26,398
Decrease in long term liability	13,627	(341)
(Decrease) increase in derivative accounts	(167,297)	70,419
Payments for dry dock and special survey costs	(3,653)	(2,426)

Net cash (used in)/provided by operating activities	(28,388)	128,075

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(107,569)	(145,436)
Deposits in escrow in connection with acquisition of subsidiary	(2,500)	—
Proceeds from sale of assets	70,088	353,300
Receipts from finance lease	4,843	9,049
Deposits for vessel acquisitions	(197,853)	(188,254)
Acquisition of vessels	(118,814)	(44,510)
Purchase of property and equipment	(100,832)	(600)

Net cash used in investing activities	(452,637)	(16,451)

FINANCING ACTIVITIES:
Proceeds from long term loan	314,827	141,914
Repayment of long term debt and payment of principal	(52,563)	(135,945)
Debt issuance costs	(2,310)	(3,228)
Issuance of common stock	6,749	239,567
Dividends paid	(28,588)	(26,023)
Acquisition of treasury stock	(51,033)	—

Net cash provided by financing activities	187,082	216,285

(Decrease) increase in cash and cash equivalents	(293,943)	327,909

Cash and cash equivalents, beginning of year/ period	427,567	99,658

Cash and cash equivalents, end of year/period	$133,624	$427,567

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$48,526	$46,423
Cash paid for income taxes	$2,553	$—

Disclosure of Non-GAAP Financial Measures
EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings uses EBITDA because Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses EBITDA (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
EBITDA Reconciliation to Cash from Operations

Three Months Ended	December 31,	December 31,
(in thousands of US Dollars)	2008	2007
Net cash provided by (used in) operating activities	$(10,365)	$(44,935)
Net increase in operating assets	(20,281)	78,096
Net increase in operating liabilities	53,874	5,504
Net interest cost	10,950	7,218
Deferred finance charges	(592)	(461)
Provision for losses on accounts receivable	(2,550)	(550)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	(6,246)	1,658
Earnings in affiliates and joint ventures, net of dividends received	534	411
Payments for drydock and special survey	598	304
Minority interest	1,001	—
Gain on sale of assets/partial sale of subsidiary	(2,573)	167,511
EBITDA	$24,350	$214,756

Year Ended	December 31,	December 31,
(in thousands of US Dollars)	2008	2007
Net cash provided by (used in) operating activities	$(28,388)	$128,075
Net increase (decrease) in operating assets	(87,797)	177,755
Net (increase) decrease in operating liabilities	226,144	(176,510)
Net interest cost	41,375	40,270
Deferred finance charges	(2,077)	(1,856)
Provision for losses on accounts receivable	(2,668)	—
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	(15,376)	10,953
Earnings in affiliates and joint ventures, net of dividends received	4,517	1,251
Payments for drydock and special survey	3,653	2,426
Minority interest	(1,723)	—
Gain on sale of assets/partial sale of subsidiary	27,817	167,511

EBITDA	$165,477	$349,875

EXHIBIT 2
CORE FLEET
Owned Vessels

		Year		Charter-out	Expiration
Vessel Name	Vessel Type	Built	Deadweight	Rate(1)	Date(2)
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	02/24/2009
Navios Apollon	Ultra Handymax	2000	52,073	23,700	11/08/2012
Navios Horizon	Ultra Handymax	2001	50,346	36,100	08/24/2011
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	38,009	12/25/2011
Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	31,350	02/12/2014
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	9,500	05/02/2009
Navios Kypros	Ultra Handymax	2003	55,222	34,024	02/14/2011
Navios Ulysses	Ultra Handymax	2007	55,728	31,281	10/12/2013
Navios Vega(3)	Ultra Handymax	2009	58,792	12,350	02/18/2011
Navios Magellan	Panamax	2000	74,333	21,850	01/20/2010
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Hyperion	Panamax	2004	75,707	26,268	03/01/2009
				37,050	04/01/2014
Navios Orbiter	Panamax	2004	76,602	37,147	04/01/2014
Navios Asteriks	Panamax	2005	76,801	—	—
Vanessa	Product Handysize	2002	19,078	—	—
	Tanker
Owned Vessels to be delivered

		Delivery		Charter-out	Expiration
Vessel Name	Vessel Type	Date	Deadweight	Rate(1)	Date(2)
			(in metric tons)
Navios Pollux	Capesize	06/2009	181,000	42,250	06/2019
Navios Happiness(4)	Capesize	07/2009	180,000	55,100	07/2014
Navios Lumen	Capesize	09/2009	181,000	44,850	09/2016
Navios TBN	Capesize	10/2009	172,000	41,325	10/2019
Navios TBN*	Capesize	11/2009	180,000	45,500	12/2014
Navios TBN	Capesize	12/2009	172,000	39,900	12/2019
Navios TBN	Capesize	11/2009	172,000	57,000	11/2014

*	allocated to a long term COA contract
Long-Term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option	Charter-out Rate(1)	Expiration Date(2)
(in metric tons)
Navios Vector(6)	Ultra Handymax	2002	50,296	No	9,738	10/17/2009
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009

Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option	Charter-out Rate(1)	Expiration Date(2)
(in metric tons)
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010
Navios Cielo	Panamax	2003	75,834	No	14,773	06/12/2010
Navios Orion	Panamax	2005	76,602	No	49,400	12/15/2012
Navios Titan	Panamax	2005	82,936	No	27,100	11/24/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	26,125	01/19/2018
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Esperanza	Panamax	2007	75,200	No	6,650	03/31/2009
					14,438	02/01/2013
Torm Antwerp	Panamax	2008	75,250	No	—	—
Belisland	Panamax	2003	76,602	No	—	—
Golden Heiwa	Panamax	2007	76,662	No	—	—
SA Fortius	Capesize	2001	171,595	No	—	—
C. Utopia	Capesize	2007	174,000	No	—	—
Beaufiks	Capesize	2004	180,181	Yes	—	—
Rubena N	Capesize	2006	203,233	No	—	—
Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Long-Term Chartered-in Fleet to be Delivered

		Delivery		Purchase
Vessel Name	Vessel Type	Date	Deadweight	Option
			(in metric tons)
Phoenix Grace	Capesize	03/2009	170,500	No
Phoenix Beauty	Capesize	01/2010	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes(7)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes(7)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Kamsarmax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Daily Charter-out rate net of commissions.

(2)	Expected Redelivery basis midpoint of full redelivery period.

(3)	The vessel was delivered on February 18, 2009.

(4)	Navios Partners has the option to acquire this vessel for $135.0 million.

(5)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(6)	Charterer has right to extend period at similar day rate.

(7)	The initial 50% purchase option on each vessel is held by Navios Holdings.